Exhibit 99.2

2025 CRITICAL METALS CORP. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 1. To re - appoint Mykhailo Zhernov as Class I director of the Company. 2. To ratify the appointment of CBIZ CPAs P.C. as auditor of the Company for the fiscal year ending June 30, 2026. Signature Signature, if held jointly Date , 2025 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark like this X your votes FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. 202613 Critical Metals Corp. Proxy Card Rev2 Front CONTROL NUMBER marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on December 28 , 2025 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend: https://www.cstproxy.com/ criticalmetalscorp/2025 MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided.

2025 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting to be held December 29, 2025 To view the 2025 Proxy Statement and to Attend the Annual Meeting, please go to: https://www.cstproxy.com/criticalmetalscorp/2025 CRITICAL METALS CORP. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints John Thomas, Sergey Savchenko and Tony Sage, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Critical Metals Corp . held of record by the undersigned at the close of business on December 3 , 2025 , at the Annual Meeting of Shareholders of Critical Metals Corp . to be held on December 29 , 2025 virtually at https : //www . cstproxy . com/criticalmetalscorp/ 2025 , or at any adjournment thereof . THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTE D AS INDIC A TED . IF NO CONTRARY INDIC A TIO N IS MADE, THE PROXY WILL BE VOTE D I N FAVOR OF PROPOSAL 1 AND PROPOSAL 2 , AND I N ACCORDANCE WIT H THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN O N ANY OTHE R MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING . THIS PROXY IS SOLICITE D O N BEHALF OF THE BOARD OF DIRECTORS . (Continued and to be marked, dated and signed, on the other side) 202613 Critical Metals Corp. Proxy Card Rev2 Back